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                      November 8, 2023

       Steve Manko
       Chief Financial Officer
       SkyWater Technology, Inc.
       2401 East 86th Street
       Bloomington, Minnesota 55425

                                                        Re: SkyWater
Technology, Inc.
                                                            Form 10-K for the
Fiscal Year Ended January 1, 2023
                                                            File No. 001-40345

       Dear Steve Manko:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Manufacturing